UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Victory Portfolios V
Address of Principal	15935 La Cantera Pkwy
Business Office:	San Antonio, TX 78256
Telephone Number:	(800) 539-3863
Name and Address of Agent	Christopher Kelley
for Service of Process:	Victory Portfolios V
c/o Victory Capital Management Inc.
15935 La Cantera Pkwy
San Antonio, TX 78256
With copies to:
Matthew Kutner
Sidley Austin LLP
787 7th Avenue
New York, NY 10019

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[ ] Yes [ x ] No

Item 1. Exact Name of registrant. Victory Portfolios V

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of organization: Delaware

Date of organization: October 23, 2026

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Statutory Trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Management Company

Item 5. If registrant is a management company:

(a)state whether registrant is a “closed-end” company or an “open-end” company; Open-End Company

(b)state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Diversified

Item. 6. Name and address of each investment adviser of registrant.

Victory Capital Management Inc.

15935 La Cantera Parkway San Antonio, TX 78256

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Thomas Dusenberry, Initial Trustee and President 15935 La Cantera Parkway

San Antonio, TX 78256

Scott A. Stahorsky, Vice President 15935 La Cantera Parkway

San Antonio, TX 78256

Christopher Kelley, Secretary

15935 La Cantera Parkway San Antonio, TX 78256

Carol Trevino, Treasurer

15935 La Cantera Parkway San Antonio, TX 78256

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a)state the name and address of each sponsor of registrant; Not Applicable

(b)state the name and address of each officer and director of each sponsor of registrant; Not Applicable

(c)state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.

(a)State whether registrant is currently issuing and offering its securities directly to the public (yes or no). No

(b)If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable

(c)If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No

(d)State whether registrant has any securities currently issued and outstanding (yes or no). No

(e)If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10. State the current value of registrant’s total assets.

                  $0

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

                 Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Victory Portfolios V has caused this notification of registration to be duly signed on its behalf in the city of San Antonio and the state of Texas on the 6th day of November 2026.

Victory Portfolios V

By: /s/ Thomas Dusenberry

___________________________

Thomas Dusenberry President

Attest :

/s/ Christopher Kelley

________________________

Christopher Kelley Secretary